SHAWN F. HACKMAN, APC
                        3360 WEST SAHARA, SUITE 200
                           LAS VEGAS, NV  89102



Kenneth Lench
United States Securities
and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549


RE: Request for Withdrawal
    Royston Mannor Estates, Inc.
    Form 10/SB/12G     Filed 2/11/00
    File Number:  000-29453


Dear Mr. Lench,

As Counsel for Royston Manner Estates, Inc., we hereby request that the Company's Form 10/SB/12G filed 2/11/00 be withdrawn. The original filing was deficient in form. The financials submitted were unaudited. Therefore, in order to allow a more thorough review of the filing before it becomes effective, we herby request that it be withdrawn. Thank you very much.

                                                Sincerely,

                                                   /s/
                                                Adam U. Shaikh, Esq.
                                                Shawn F. Hackman, a P.C.
                                                3360 W. Sahara, Suite 200
                                                Las Vegas, NV  89102